REENTAL HOLDINGS INC.
Condensed Consolidated Balance Sheets
At December 31, 2025 in USD
(Unaudited)

	USD
	31-dic-25
Assets	
Current assets	
Cash	116.890
Restricted Cash	3.368.747
Accounts Receivable	60.981
Prepaid expenses	-
Total current assets	3.546.618
Fixed assets	
Property and equipment (net)	9.535.094
Intangible assets (net)	1.436.230
Total fixed assets	10.971.324
Other assets	
Other investments	1.104.108
Deferred Taxes	162.577
Total other assets	1.266.684
Total Assets	15.784.625
Liabilities	
Current liabilities	
Accounts payable and accrued expenses	3.567.828
Other current liabilities	-
Total current liabilities	3.567.828
Long-term liabilities	
Other long term debt	8.671.048
Total long-term liabilities	8.671.048
Total liabilities	12.238.876
Stockholders' Equity	
Common Stock	6.367
Preferred Stock	563
Additional Paid In Capital	3.959.267
Accumulated equity	(604.177)
Shareholders Investments	183.729
Total Stockholders' Equity	3.545.749
Total Liabilities and Stockholders' Equity	15.784.625